Opinion of Counsel





March 13, 2000



AXP Managed Series, Inc.
IDS Tower 10
Minneapolis, MN  55440-0010

Gentlemen:

I have examined the Articled of Incorporation and the By-Laws of AXP Managed Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Registration Statement.


Sincerely,


/s/  Leslie L. Ogg
     Leslie L. Ogg
     Attorney at Law
     901 S. Marquette Ave., Suite 2810
     Minneapolis, Minnesota  55401-3268